Mana Behbin

+1.202.373.6599

Mana.Behbin@morganlewis.com

VIA EDGAR

February 21, 2020

Raymond Be, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ActiveShares® ETF Trust

File Nos. 333-234497 and 811-23487

Dear Mr. Be:

This letter responds to a comment we received from the Staff of the U.S. Securities and Exchange Commission (the “SEC”) by telephone on February 19, 2020. This comment relates to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”) that was filed with the SEC on January 27, 2020 on behalf of ActiveShares® ETF Trust (the “Registrant”) for the purpose of registering shares of the ClearBridge Focus Value ETF (the “Fund”). Following is the Staff’s comment and the Registrant’s response thereto. The Registrant’s response will be reflected in a separate filing to be made by the Registrant pursuant to Rule 497(c) of the Securities Act of 1933, as amended. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

Prospectus

1.

Comment. Revise the disclosure in the “Premium/discount and NAV information” section of the Prospectus relating to the calculation of the median bid-ask for the Fund’s most recent 30 days to capture the Rule 6c-11(c)(1)(v) requirements applicable to the Fund.

Response. The disclosure has been revised as follows in response to the Staff’s comment:

The fund’s website will disclose each day the median bid-ask spread for the fund’s most recent 30 days based on the National Best Bid and Offer, as required by Rule 6c-11(c)(1)(v).

*****

February 21, 2020

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6599.

Sincerely yours,

/s/ Mana Behbin

Mana Behbin

cc:	Harris Goldblat

W. John McGuire